

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2020

Daniel J. Starck
Chief Executive Officer
Apria, Inc.
7353 Company Drive
Indianapolis, Indiana 46237

> **Re: Apria, Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted December 4, 2020**
> **CIK No. 0001735803**

Dear Mr. Starck:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1

Summary, page 1

1. Please revise the prospectus to address the newly amended Items 101, 103 and 105 of Regulation S-K. Refer to Securities Act Release No. 33-10825, "Modernization of Regulation S-K Items 101, 103, and 105" (Oct. 8, 2020). Please ensure you both revise and supplement your disclosure, as required.

Our Organizational Structure, page 9

2. We note the revised disclosure in response to comment 2 of our October 2, 2020 letter. Please revise the penultimate sentence to include the number of directors your Sponsor will designate. Also revise to clarify that once the sponsor's ownership falls to between 5

and 10%, the sponsor will have a disproportionate number of designees on the board, as reflected in Paragraph 2.1 of the shareholder agreement, filed as exhibit 10.1 ("the lowest whole number . . . that is greater than 10% of the Total Number of Directors.").

Management's Discussion and Analysis
Key Performance Metrics, page 63

3.   Please revise to provide a presentation of the comparable GAAP measure prior to your presentation of your Key Performance Metrics. Refer to Question 102.10 of Compliance and Disclosure Interpretations - Non-GAAP Measures.

 You may contact Jeanne Bennett at (202) 551-3606 or Mary Mast at (202) 551-3613 if you have questions regarding the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Laura Crotty at (202) 551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Edgar Lewandowski, Esq.